Janice R. Fukakusa Chief Financial Officer RBC Financial Group	Royal Bank of Canada 200 Bay Street Toronto, Ontario M5J 2J5 Tel: (416) 974-1896 Fax: (416) 974-0400 email: janice.fukakusa@rbc.com
April 28, 2008
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Mr. Kevin W. Vaughn, Accounting Branch Chief Mr. Matthew Komar, Staff Accountant
RE:	Royal Bank of Canada — Form 40-F for the fiscal year ended October 31, 2007 SEC File No. 001-13928

We have received your second comment letter dated April 21, 2008 in connection with your review of the audited financial statements and related disclosures of Royal Bank of Canada (RBC) for the fiscal year ended October 31, 2007 and RBC’s Form 6-K filed on February 29, 2008 and the responses included in our letter dated April 2, 2008. For your convenience, we have included the Staff’s comments below in italics type and have keyed our responses accordingly. Appendix A includes the paragraphs from the CICA Handbook sections cited in our responses.
Form 6-K Filed on February 29, 2008
Note 3 — Unrealized losses on Available-for-sale securities, page 41
1.	In your second quarter Report to Shareholders, please revise Note 3 — Unrealized losses on Available-for-sale securities to more clearly explain your basis for an expectation of the recovery in the fair value of your equity securities in the near term. Discuss the length of time these securities have been in an unrealized loss position.

In our second quarter Report to Shareholders, pursuant to paragraph 37(b1) of HB section 3862, Financial Instruments — Disclosures, we will clarify and amend our disclose in Note 3, as necessary, to describe the information, both positive and negative, that we considered in reaching the conclusion that unrealized losses incurred on available-for-sale (“AFS”) securities at April 30, 2008, are not other than temporary. Canadian GAAP does not require disclosure of the length of time securities have been in an unrealized loss position; however, we will provide tabular disclosure in our reconciliation of the application of Canadian and U.S. GAAP in a manner that is consistent with the requirements of paragraph 17(d) of FASB

Messrs. Vaughn and Komar
U.S. Securities and Exchange Commission
Staff position FAS 115-1/124-1: The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments (“FSP 115-1”). This tabular disclosure will include the following segregated by those investments that have been in a continuous unrealized loss position for less than 12 months and those that have been in a continuous unrealized loss position for 12 months or longer:
(1)	the aggregate related fair value of investments with unrealized losses, and

(2)	the aggregate amount of unrealized losses.
We respectfully advise the Staff that Canadian and U.S. GAAP do not require disclosure of an entity’s expectation of the recovery in the fair value of equity securities in the “near term.” Instead, Canadian and U.S. GAAP require an entity to assess at each balance sheet date whether there is any objective evidence that a financial asset, other than those classified as held-for-trading, is impaired. This requirement is set out in paragraph 74 of CICA HB section 3855, Financial Instruments — Recognition and Measurement. Paragraph 16 of FAS 115, Accounting for Certain Investments in Debt and Equity Securities, requires this specifically for securities classified as either available-for-sale or held-to-maturity.
We follow a well-established process every quarter to identify AFS securities with unrealized losses and analyze our ability and intent to hold those securities until the fair value recovers or to determine that an impairment is other-than-temporary. This process sometimes requires management to apply a high degree of judgment given the many factors that may need to be considered. As part of our analysis, we consider the duration of an impairment when determining if the loss is other-than-temporary but that factor is given no greater weighting than others if we have no foreseeable plans to dispose of the security while its value is impaired. If we have the ability and intention to hold the securities beyond the near term, our assessment is completed using a longer term perspective. For those securities we determine to be other-than-temporarily impaired because we do not believe the value will be recovered regardless of the time frame, we reduce the value of the security to its fair value and record the loss in net income.
Paragraph 16 of FAS 115 Accounting for Certain Investments in Debt and Equity Securities, to which Step 2 of FSP 115-1 refers, specifically addresses the accounting for securities classified as either available-for-sale or held-to-maturity where the decline in fair value below the amortized cost basis is determined to be other-than-temporary. As an example, it states that if it is probable that the investor will be unable to collect all amounts due according to the contractual terms of a debt security not impaired at acquisition, an other-than-temporary impairment is considered to have occurred. Paragraph 16 makes no reference to assessing whether an impairment is other-than-temporary based on whether or not the value is likely to recover in the near term and the example cited implies a view to maturity, assuming the entity had no plans to sell the security before then.
As disclosed in Note 3 to our consolidated financial statements included in our Q1 2008 Report to Shareholders (hereafter “our Q1/08 financial statements”) and Note 3 to our consolidated audited financial statements included in our 2007 Annual Report (hereafter “our 2007 annual financial statements”), it is possible that certain securities may not recover their value until maturity. We explain our rationale as to why the categories of AFS securities (e.g. mortgage-backed securities, asset-backed securities, equity securities, corporate and other debt, etc) with unrealized losses are not considered to be other-than-temporarily impaired. We will continue to provide this information in Q2/08 and subsequent quarters, updating it as appropriate.

Messrs. Vaughn and Komar
U.S. Securities and Exchange Commission
2.	Similarly, in your future filings please revise Note 3 — Unrealized losses on Available-for sale-securities to clearly disclose whether you expect to recover the full amount of contractual payments on your debt securities that are in an unrealized loss position. If so, please revise to disclose how you evaluated your subprime-related debt securities in arriving at that conclusion.

In our Q2/08 financial statements, we will continue to provide disclosure substantially similar to that provided in Note 3 to our Q1/08 financial statements and also our 2007 annual financial statements, updated, as appropriate, to reflect our evaluation of the facts and circumstances at that date, as we feel such disclosure provides the requested information. Such disclosure will include information as to whether we expect to recover the full amount of contractual payments on our debt securities that are in an unrealized loss position.

For the Staff’s reference, our Q1/08 disclosure on page 42 of our Q1/08 financial statements, has been copied below.
“The unrealized losses for mortgage-backed securities, asset-backed securities, corporate debt and other debt were due to interest rate changes and widening of credit spreads caused by recent disruption in the financial markets, weakening of the U.S. housing market, credit rating downgrades of certain securities in the marketplace, and appreciation of the Canadian dollar against the U.S. dollar. However, given that a substantial portion of these securities are investment-grade securities and we have the ability and intent to hold these securities until there is a recovery of fair value, which may be at maturity, we believe it is probable that we will be able to recover the principal amount of these securities according to their contractual terms. Accordingly, we do not consider these securities to be other-than-temporarily impaired as at January 31, 2008.”
We did not provide particular emphasis in our Note 3 disclosure to our evaluation of the subprime debt securities at January 31, 2008, because these securities comprise only approximately 1% of our AFS portfolio and approximately 6% of AFS securities with unrealized losses. We will continue to monitor and evaluate the nature and extent of the disclosure we provide in Note 3 in future periods and update it as required.
Note 18 — Subsequent Events, page 55
3.	On page 6 of your First Quarter Report to Shareholders you disclose the mandatorily redeemable Visa Inc. shares may incur a loss based on the proposed offering price from the February 25, 2008 initial prospectus, and the remaining Visa shares will be assessed at the time of the IPO. It appears that you did not record an adjustment to the Visa Inc. shares for the quarter ended January 31, 2008 based on the proposed offering price provided in the February 25, 2008 initial prospectus, which is significantly below the carrying amount for these shares.

Messrs. Vaughn and Komar
U.S. Securities and Exchange Commission
•	Please tell us how you determined that no adjustment was needed as of January 31, 2008.

•	In your response, please separately address the mandatorily redeemable shares and the shares to be retained under each U.S. GAAP and Canadian GAAP.

•	Tell us how you considered the guidance in AU Section 560 in evaluating whether the price range in the prospectus represented Type I information or Type II information.
On February 25, 2008, approximately five days before we reported our Q1/08 results, Visa Inc. filed its preliminary initial public offering (“IPO”) prospectus with the SEC with a proposed offering price range of US$37 to US$42. We considered whether the potential impact of the proposed IPO price range (hereafter, the “price range”) on the shares we held at that time, the majority of which were subject to mandatory redemption when the IPO was completed, constituted a Type I or Type II subsequent event, as set out CICA HB 3820, Subsequent Events (HB 3820), which is substantially the same as AU Section 560, Subsequent Events (AU 560).
Type I subsequent events are those which provide further evidence of conditions which existed at the financial statement date. HB 3820 paragraph 6 states: “Financial statements should be adjusted when events occurring between the date of the financial statements and the date of their completion provide additional evidence relating to conditions that existed at the financial statements.” This is consistent with paragraph 5 of AU 560.
Type II subsequent events are those indicative of conditions which arose subsequent to the financial statement date. HB 3820 paragraph 10 states:
“Financial statements should not be adjusted for, but disclosure should be made of, those events occurring between the date of the financial statements and the date of their completion that do not relate to conditions that existed at the date of the financial statement but:
(a)	cause significant changes to assets or liabilities in the subsequent period; or

(b)	will, or may, have a significant effect on the future operations of the enterprise.”
We do not believe that the price range announced on February 25, 2008, constituted a Type I subsequent event because it did not provide additional evidence related to conditions existing at January 31, 2008, the last day of our quarter. We had no information on or before January 31, 2008, indicating that the fair value of the Class Canada common shares was below the cost at which they were recorded. Given that these were shares of a private entity, Visa Inc., there was no readily available market price at January 31st or other factors that provided objective evidence of impairment in accordance with paragraphs 74 and A67 to A69 of CICA HB s. 3855 and paragraphs 7 and 10 of FSP 115-1. The price range reflected market conditions which existed at February 25th which were not necessarily the same as those at January 31st, and likely, in our estimation, reflected marketing considerations surrounding the initial public offering itself. Our impairment assessment is discussed in our response to Question 4.

Messrs. Vaughn and Komar
U.S. Securities and Exchange Commission
We believe that the price range constituted a Type II subsequent because it indicated that we would likely incur a loss on the mandatory redeemable shares when the IPO was completed, which we expected would be during our second quarter, and that it would be a factor to consider in determining whether the shares we retained following the IPO were other-than-temporarily impaired. Notwithstanding the fact that a majority of the Class Canada common shares we held would be redeemed at the time of the IPO, we owned one class of shares prior to the IPO and accounted for them as such. However, for purposes of assessing the implications of the price range, we considered the shares to be redeemed and retained separately as the disclosure in Note 18 to our Q1/08 financial statements illustrates.
The information in Note 18 to our Q1/08 financial statements regarding the price range and the estimated potential loss we would incur when the IPO occurred is consistent with our assessment that the proposed price range was a Type II subsequent event. Paragraph 12 of HB 3820 requires the following disclosures in the case of a subsequent event that does not require adjustment of the financial statement:
(a)	a description of the nature of the event; and

(b)	an estimate of the financial effect, when practicable, or a statement that such an estimate cannot be made.
4.	On pages 10-11 of your response to comment two of our letter dated February 29, 2008, you state that you classified the Class Canada common shares as “Other Assets” on the Condensed U.S. GAAP Consolidated Balance Sheet due to the fact that SFAS 115 effectively precludes equity investments that do no have a readily determinable fair value from being recorded as available for sale securities. You continue on to state that “Given that there is no market for the Class Canada common shares, they will continue to be recorded at the initial value ascribed to the shares until there is a readily determinable fair market value under both GAAPs. This will occur only when the holding restrictions on the Class C common shares expire.” Please address the following:
•	It appears that you are accounting for the Class C common shares under the cost method for U.S. GAAP because, although they are eventually convertible into the Class A shares of Visa Inc. that are readily traded, such conversion will not occur until the expiration of the three-year holding restriction. If true, please revise your second quarter Report to Shareholders to confirm this understanding.

•	Assuming you are using the cost method for U.S. GAAP purposes, paragraph 4c of FSP 115-1 clarifies that equity securities accounted for under the “cost method” are required to follow the FSP and relevant accounting for determination and calculation of other than temporary impairments. Tell us whether you performed an other than temporary impairment analysis at the time of the Visa IPO.

•	If not, tell us why not. If so, please tell us the results of that impairment analysis.
We will provide clarification in our Q2/08 Report to Shareholders that we are required to hold the Class C common shares we received following the mandatory redemption of the Class Canada common shares for three years at which time they will be convertible into Class A shares of Visa Inc.

Messrs. Vaughn and Komar
U.S. Securities and Exchange Commission
When Visa Inc. filed the preliminary prospectus for its initial public offering on February 25, 2008, with a proposed offering price range of US$37 to US$42 (hereafter, the “price range”), we considered whether the proposed offering price range provided objective evidence of impairment since it was below the price at which we had recorded the Class Canada common shares. This evaluation was done in accordance with paragraphs 74 and A67 to A75 of CICA HB s. 3855 and paragraphs 7 and 10 of FSP 115-1.
Paragraph 10(b)(3) of FAS 115-1 states that impairment indicators include “a bona fide offer to purchase (whether solicited or unsolicited), an offer by the investee to sell, or a completed auction process for the same or similar security for an amount less than the cost of the investment.” One could reasonably analogize this situation to the IPO and the price range and conclude that the price range was a proxy for the fair value of the Class C common shares that we would receive at the time of the IPO and hold for three years hence.
As explained in our response to Question 3, we provided disclosure in Note 18, Subsequent Events, to our Q1/08 financial statements, that “Any impact on the value of our remaining shares will be assessed based on information available at the time of the initial public offering.” Given that we were required to hold the Class C common shares for three years following the IPO, we had no reason to conclude that any impairment indicated by the price range was other-than-temporary. Visa’s IPO was much anticipated in the market and we believed, based on publicly available information about Visa’s IPO and the post-IPO performance of Mastercard’s shares, that there was a good probability that the market value would increase beyond the proposed IPO price and beyond our estimated per share value of the Class C common shares. This has, in fact, been the case as the price has remained significantly above the IPO price of US$44. In fact, the opening share price on March 19, 2008 was US$59.50 and the closing price each day since then to the date of this letter has exceeded US$59 thus indicating bona fide offers in excess of the IPO price. We will continue to assess the Visa shares, along with our AFS securities, on a quarterly basis for indicators of impairment.
If you have any questions regarding our responses, please contact myself or RBC’s Chief Accountant, Linda Mezon, at 416-955-7876.
Yours truly,
/s/ Janice R. Fukakusa
Janice R. Fukakusa
cc:	V. L. Young, Chairman, Audit Committee of the Board
G.M. Nixon, President and Chief Executive Officer
D.R. Allgood, Executive Vice President & General Counsel
L.F. Mezon, Chief Accountant
W.A. Cunningham, Partner, Deloitte & Touche
D.R. Crawshaw, Partner, Sullivan & Cromwell LLP
D.J. Toumey, Partner, Sullivan & Cromwell LLP

Messrs. Vaughn and Komar
U.S. Securities and Exchange Commission
Appendix A — CICA Accounting Handbook References
HB 3820 — Subsequent Events
Adjustment to financial statements
.06	"Financial statements should be adjusted when events occurring between the date of the financial statements and the date of their completion provide additional evidence relating to conditions that existed at the date of the financial statements. [JULY 1979]
Disclosure in financial statements
10	♦	Financial statements should not be adjusted for, but disclosure should be made of, those events occurring between the date of the financial statements and the date of their completion that do not relate to conditions that existed at the date of the financial statements but:
(a)	cause significant changes to assets or liabilities in the subsequent period; or

(b)	will, or may, have a significant effect on the future operations of the enterprise. [JULY 1979]
.12	♦	Disclosure of a subsequent event that does not require adjustment of the financial statements should include:
(a)	a description of the nature of the event; and

(b)	an estimate of the financial effect, when practicable, or a statement that such an estimate cannot be made. [AUG. 1978]
HB 3855 — Financial Instruments — Recognition and Measurement
Impairment and uncollectability of financial assets
.74	♦	An entity should assess at each balance sheet date whether there is any objective evidence that a financial asset, other than those classified as held for trading, is impaired. An entity should apply ACCOUNTS AND NOTES RECEIVABLE, Section 3020, to assess whether short-term accounts and notes receivable arising from the sale of goods and services are impaired and to account for any such impairment. An entity should apply IMPAIRED LOANS, Section 3025, to assess whether other accounts, notes receivable and loans are impaired and to account for any such impairment. For financial assets other than loans and receivables, an entity should apply paragraphs 3855.A67-.A69 to assess whether there is any objective evidence of impairment. When any such evidence exists, the entity should apply paragraph 3855.A70 (for financial assets, other than loans and receivables, carried at amortized cost), paragraphs 3855.A71-.A72 (for financial assets carried at cost) or paragraphs 3855.A73-.A75 (for available-for-sale financial assets) to determine the amount of any impairment loss. [OCT. 2006]
Objective evidence of impairment
A67	Objective evidence that a financial asset other than a loan or receivable is impaired includes observable data that comes to the attention of the holder of the asset about the following events:
(a)	significant financial difficulty of the issuer;

(b)	a breach of contract, such as a default or delinquency in interest or principal payments;

(c)	the holder, for economic or legal reasons relating to the counterparty’s financial difficulty, granting to the counterparty a concession that the holder would not otherwise consider;

(d)	it becoming probable that the issuer will enter bankruptcy or other financial reorganization; or

Messrs. Vaughn and Komar
U.S. Securities and Exchange Commission

(e)	the disappearance of an active market for that financial asset because of financial difficulties.
A68	The disappearance of an active market because an entity’s financial instruments are no longer publicly traded is not evidence of impairment. A downgrade of an entity’s credit rating is not, of itself, evidence of impairment, although it may be evidence of impairment when considered with other available information. A decline in the fair value of a financial asset below its cost or amortized cost is not necessarily evidence of impairment (for example, a decline in the fair value of an investment in a debt instrument that results from an increase in the basic, risk-free interest rate).

A69	In addition to the types of information indicated in paragraph 3855.A67, objective evidence of impairment for an investment in an equity instrument includes information about significant changes with adverse effects that have taken place in the technological, market, economic or legal environment in which the issuer operates and indicate that the carrying amount of the investment in the equity instrument may not be recovered. A significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is also objective evidence of impairment.
HB 3862 — Financial Instruments — Disclosures
Financial assets that are either past due or impaired
.37	An entity shall disclose by class of financial asset:
(a)	an analysis of the age of financial assets that are past due as at the balance sheet date but not impaired;

(b)	an analysis of financial assets that are individually determined to be impaired as at the balance sheet date, including the factors the entity considered in determining that they are impaired;

(b1)	when objective evidence of impairment exists for certain financial assets but an impairment loss has not been recognized in net income because the decline in recoverable amount (in the case of financial assets measured at cost) or fair value (in the case of all other financial assets) is not other than temporary, that fact, the information (both positive and negative) the entity considered in reaching the conclusion that the decline is not other than temporary, and
(i)	for financial assets measured at cost or amortized cost, the carrying amount and fair value of either the individual assets or appropriate groupings of those individual assets; and

(ii)	for available-for-sale financial assets measured at fair value, the amount of the cumulative loss related to the asset in accumulated other comprehensive income; and
(c)	for the amounts disclosed in (a), (b) and (b1), a description of collateral held by the entity as security and other credit enhancements and, unless impracticable, an estimate of their fair value.